Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

On June 3, 2013, EpiCept Corporation issued a press release new crolibulin data presented at ASCO 2103. The press release is filed herewith pursuant to Rule 425 under the Securities Act of 1933.

Additional Information

In connection with the proposed merger transaction, EpiCept has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC) and will file a definitive proxy statement with the SEC seeking appropriate stockholder approval.  STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY PROXY STATEMENT), WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE PROXY STATEMENT) WHEN IT BECOMES AVAILABLE, REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION.  EpiCept’s stockholders can obtain a copy of the preliminary proxy statement, and will be able to obtain a copy of the definitive proxy statement when it becomes available, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov).  Copies of the preliminary proxy statement, and the definitive proxy statement when it becomes available, and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Computer Share AB will assist EpiCept in soliciting proxies from Swedish stockholders.  Information regarding the direct and indirect interests of these directors and executive officers and Computer Share AB in EpiCept, Immune and the merger transaction is included in the preliminary proxy statement, and will be included in the definitive proxy statement when it becomes available, of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

Press release dated June 3, 2013

CONTACTS

EpiCept Corporation: 777 Old Saw Mill River Road Tarrytown, NY 10591 Robert W. Cook (914) 606-3500 rcook@epicept.com	Investors: LHA Kim Sutton Golodetz (212) 838-3777 kgolodetz@lhai.com or

Media: Feinstein Kean Healthcare Greg Kelley (617) 577-8110 gregory.kelley@fkhealth.com	Bruce Voss (310) 691-7100 bvoss@lhai.com

EPICEPT ANNOUNCES NEW CROLIBULIN DATA PRESENTED AT ASCO 2013 SUPPORT FURTHER EVALUATION IN ANAPLASTIC THYROID CANCER

TARRYTOWN, N.Y. — (June 3, 2013) — EpiCept Corporation (Nasdaq and OMX Nordic Exchange: EPCT) today announced that new data supporting further evaluation of crolibulin were presented at the Annual Meeting of the American Society of Clinical Oncology (ASCO 2013), taking place May 31 to June 4, 2013 at the McCormick Place Convention Center in Chicago.  Crolibulin is EpiCept’s small molecule vascular disruption agent (VDA) and apoptosis inducer for the treatment of patients with advanced solid tumors and lymphomas. Crolibulin is a microtubule destabilizing agent that disrupts vascular endothelial cells, and in turn, blood flow to tumors.

Presentation details are as follows:

Abstract #6074 — Head and Neck Cancer Session, Saturday, June 1, 2013, 8:00am-11:45am

Title:  “Phase I/II trial of crolibulin and cisplatin in solid tumors with a focus on anaplastic thyroid cancer: Phase I results”

Authors: “Ann Wild Gramza, Sanjeeve Balasubramaniam, Antonio Tito Fojo, Jean Ward, Samuel A. Wells; National Cancer Institute, National Institutes of Health, Bethesda, MD

Preclinical studies showed synergism of crolibulin (CRO) associated with cisplatin (CIS). The authors of the poster reported the Phase I portion of the study designed to assess the safety and tolerance of CRO and CIS in patients with solid tumors. Twenty-one patients were enrolled and received CIS and CRO up to 100/20mg/m2 of CIS/CRO.

Diagnoses were as follows: anaplastic thyroid cancer (16), urethelial carcinoma (2), prostate carcinoma (2) and mesothelioma (1). The most common grade 3 toxicities were lymphopenia

(33%), hypertension during infusion (29%), hyponatremia (24%), anemia (19%) and hypophosphatemia (10%).

The authors concluded that the combination of CIS plus CRO shows interesting results and deserves further evaluation as a regimen for anaplastic thyroid cancer. The Maximum Tolerated Dose of CIS/CRO is 100mg/m2 IV day 1 and 20mg/m2 IV days 1, 2, 3 every 21 days. This combination is well tolerated, with toxicity primarily related to CIS. The Phase II portion of this trial will compare CIS/CRO versus CIS alone in anaplastic thyroid cancer.

Stephane Allard, M.D., Chief Medical Officer of EpiCept, commented, “The results of this study further expand the body of clinical data showing the clinical promise for crolibulin in solid tumors. We are encouraged by these results.  EpiCept very shortly will initiate the Phase II portion of this trial in collaboration with the National Cancer Institute.”

About Crolibulin

Crolibulin has demonstrated potent anti-tumor activity in both preclinical and early clinical studies. In preclinical in vitro and in vivo studies, crolibulin has been shown to induce tumor cell apoptosis and selectively inhibit growth of proliferating cell lines, including multi-drug resistant cell lines. In April 2008 EpiCept announced positive clinical data from a Phase I study of crolibulin in patients with solid tumors. In the future, crolibulin could be integrated into Immune Pharmaceuticals’ NanomAbs® technology, antibody nanoparticle conjugate technology developed by Prof. Shimon Benita of the Hebrew University of Jerusalem.

About EpiCept Corporation

EpiCept is focused on the development and commercialization of pharmaceutical products for the treatment of pain and cancer. The Company’s pain portfolio includes AmiKet™, a prescription topical analgesic cream in late-stage clinical development designed to provide effective long-term relief of pain associated with peripheral neuropathies.  The Company’s product Ceplene®, when used concomitantly with low-dose IL-2 is intended as remission maintenance therapy in the treatment of AML for adult patients who are in their first complete remission.  The Company sold all of its rights to Ceplene® in Europe and certain Pacific Rim countries and a portion of its remaining Ceplene® inventory to Meda AB in June 2012.    The Company has other oncology drug candidates in clinical development that were discovered using in-house technology and have been shown to act as vascular disruption agents in a variety of solid tumors.  In November 2012 EpiCept and Immune Pharmaceuticals Ltd., a privately held Israeli company,  entered into a definitive merger agreement.   The transaction, as amended, is anticipated to close during the third quarter of 2013 and is subject to satisfaction of certain customary closing conditions, including approval by a majority of EpiCept shareholders.  The combined company will be focused on developing antibody therapeutics and other targeted drugs for the treatment of inflammatory diseases and cancer

About Immune Pharmaceuticals Ltd.

Immune Pharmaceuticals Ltd. is an Israel and U.S.-based biopharmaceutical company focused on the development of next-generation antibody therapeutics to address unmet medical needs in the treatment of inflammatory diseases and cancer. Immune licensed worldwide rights for systemic indications of bertilimumab from iCo Therapeutics (TSX: ICO) in June 2011, while iCo retained rights to all ophthalmic indications. iCo originally licensed exclusive worldwide rights to bertilimumab in 2006 from MedImmune Limited (formerly known as Cambridge Antibody

Technology Limited), the global biologics unit of AstraZeneca. Additionally, Immune has licensed from Yissum, the Technology Transfer Company of the Hebrew University of Jerusalem, injectable applications of the antibody nanoparticle conjugate technology (NanomAbs®) developed by Prof. Shimon Benita.  For more information, visit the Immune website at www.immunepharmaceuticals.com.

Additional Information

In connection with the proposed merger transaction, EpiCept has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC) and will file a definitive proxy statement with the SEC seeking appropriate stockholder approval.  STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY PROXY STATEMENT), WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE PROXY STATEMENT) WHEN IT BECOMES AVAILABLE, REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION.  EpiCept’s stockholders can obtain a copy of the preliminary proxy statement, and will be able to obtain a copy of the definitive proxy statement when it becomes available, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov).  Copies of the preliminary proxy statement, and the definitive proxy statement when it becomes available, and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Computer Share AB will assist EpiCept in soliciting proxies from Swedish stockholders.  Information regarding the direct and indirect interests of these directors and executive officers and Computer Share AB in EpiCept, Immune and the merger transaction is included in the preliminary proxy statement, and will be included in the definitive proxy statement when it becomes available, of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

Forward-Looking Statements

This news release and any oral statements made with respect to the information contained in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal” or the negative of those words or other comparable words to be uncertain and forward-looking.  Such forward-looking statements include statements that express plans, anticipation, intent, contingency, goals, targets, future development and are otherwise not statements of historical fact. These statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results or developments to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that may cause actual results or developments to differ materially include: the risk that we may be unable to complete the proposed merger transaction with Immune Pharmaceuticals; the risks associated with the adequacy of our existing cash resources and our ability to continue as a going concern; the risks associated with our ability to continue to meet our obligations under our existing debt agreements; the risk that clinical trials for AmiKet™ or crolibulin™ will not be successful; the risk that AmiKet™, Azixa® or crolibulin™ will not receive regulatory approval or achieve significant commercial success; the risk that we will not be able to find a partner to help conduct the Phase III trials for AmiKet™ on attractive terms, a timely basis or at all; the risk that Ceplene® will not receive regulatory approval or marketing authorization in the United States or Canada; the risk that Ceplene® will not achieve significant commercial success; the risk that our other product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later-stage clinical trials; the risk that we will not obtain approval to market any of our product candidates; the risks associated with dependence upon key personnel; the risks associated with reliance on collaborative partners and others for further clinical trials, development, manufacturing and commercialization of our product candidates; the cost, delays and uncertainties associated with our scientific research, product development, clinical trials and regulatory approval process; our history of operating losses since our inception; the highly competitive nature of our business; risks associated with litigation; and risks associated with our ability to protect our intellectual property. These factors and other material risks are more fully discussed in our periodic reports, including our reports on Forms 8-K, 10-Q and 10-K and other filings with the U.S. Securities and Exchange Commission. You are urged to carefully review and consider the disclosures found in our filings which are available at www.sec.gov or at www.epicept.com. You are cautioned not to place undue reliance on any forward-looking statements, any of which could turn out to be wrong due to inaccurate assumptions, unknown risks or uncertainties or other risk factors.

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